INDEPENDENCE HOLDING COMPANY                          CONTACT: TERESA A. HERBERT
96 CUMMINGS POINT ROAD                                       (203) 358-8000 x385
STAMFORD, CONNECTICUT 06902                          www.Independenceholding.com
NASDAQ - INHO

                                  NEWS RELEASE
             INDEPENDENCE HOLDING COMPANY ANNOUNCES COMMENCEMENT OF
                    CASH TENDER OFFER FOR 1 MILLION SHARES OF
                           AMERICAN INDEPENDENCE CORP.

      New York, New York, February 18, 2003. Independence Holding Company ("IHC") (NASDAQ: INHO) announced today that its indirect, wholly-owned subsidiary, Madison Investors Corporation ("MIC"), has commenced a cash tender offer for 1 million shares of the common stock of American Independence Corp. (NASDAQ: AMIC) for $9.00 per share. The offer and withdrawal rights will expire at 5:00 P.M. (New York City time) on April 22, 2003, unless extended.

      The cash tender offer is being made pursuant to a stock agreement dated as of July 30, 2002 among IHC, AMIC and MIC under which IHC agreed to commence a tender for 1 million shares of AMIC's common stock at $9.00 per share no later than February 18, 2003.

      Mellon Investor Services LLC is the depositary and the information agent for the cash tender offer. Persons with questions or requests for assistance or copies of the tender offer materials should contact the information agent by calling toll free (888) 566-9477.

      IHC is a holding company engaged principally in the life and health insurance business and the acquisition of blocks of policies through Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc. Standard Security Life sells employer medical stop-loss, long-term and short-term disability, and group life and managed health care products. Madison National Life sells group life and disability, employer medical stop-loss, credit life and disability and individual life insurance.